Exhibit 99.1

Videocon d2h Limited

Quarter Ended June 30, 2016

Earnings Release

VIDEOCON D2H ACHIEVES POSITIVE FREE CASH FLOWS1 AND PROFIT AFTER TAX

Adjusted EBITDA2 grew 32.4% year on year to INR 2.52 billion

Net subscriber3 base stood at 12.29 million

Mumbai, July 25, 2016 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended June 30, 2016.

Key Highlights:

•	Revenue from operations grew 23.5% year on year to INR 8.19 billion;

•	Subscription and activation revenue grew 23.9% to INR 7.52 billion;

•	Adjusted EBITDA grew 32.4% to INR 2.52 billion;

•	Adjusted EBITDA margin increased by 210 basis points year on year to 30.8%;

•	ARPU[4] came in at INR 219;

•	Gross subscribers[5] and net subscribers increased by 0.60 million and 0.43 million subscribers, respectively, during the quarter;

•	Net subscribers base at 12.29 million;

•	Churn[6] came in at 0.49% per month; and

•	Free cash flow came in at INR 138 million

Key metrics	Q1FY17
Gross subscriber additions (million)	0.60
Net subscriber additions (million)	0.43
Adjusted EBITDA (INR million)	2,519
Profit after tax (INR million)	27

Commenting on the results and company outlook, Executive Chairman of Videocon d2h, Mr. Saurabh Dhoot, said “I’m delighted to share that the first quarter of fiscal 2017 has been a landmark quarter for our Company in its enduring journey. In this quarter, we have had a positive profit after tax and achieved free cash flow breakeven. This is a great achievement.

“In line with our focus on paying down term loans, the Company recently pre-paid further term loans, strengthening our balance sheet further. We have significantly de-levered our balance sheet and become a stronger company going from strength to strength, reducing term loans by around USD 200 million since our IPO, with over USD 55 million repaid in the current fiscal year.”

Speaking on the results, Mr. Anil Khera, CEO of Videocon, d2h said “We are happy to report that Adjusted EBITDA for the first quarter of fiscal year 2017 grew 32.4% year on year, which is primarily a result of strong subscriber growth, higher revenue realisations and better operating margins. During the quarter, we expanded our retail network in areas that come under India’s Phase III and Phase IV Digitalization program. We are happy to announce our strategic tie-up with Vodafone to enable recharge using their well established m-pesa digital wallet and at Vodafone outlets, as it will give our customers an easy and efficient way to recharge their d2h account at their convenience.”

Financial Summary:

(In INR million, unless otherwise indicated)

Key financial metrics	Q1FY16	Q4FY16	Q1FY17	% growth year on year
Revenue from operations	6,628	7,715	8,185	23.5%
Subscription and activation revenue	6,073	7,056	7,523	23.9%
Adjusted EBITDA	1,903	2,191	2,519	32.4%
Adjusted EBITDA margin (%)	28.7%	28.4%	30.8%
Profit after tax (loss)	(244)	(212)	27
Content cost (% of revenue)	37.0%	37.5%	36.1%

Adjusted EBITDA less capex	373	455	887	137.8%

Key operating metrics	Q1FY16	Q4FY16	Q1FY17	% growth year on year
Net subscribers (million)	10.64	11.86	12.29	15.5%
ARPU (INR)	205	214	219	6.8%
Churn per month (%)	0.46%	0.58%	0.49%

During the quarter ended June 30, 2016, subscription and activation revenue grew 23.9% year on year to INR 7.52 billion. Revenue from operations grew 23.5% year on year to INR 8.19 billion.

Videocon d2h generated Adjusted EBITDA of INR 2.52 billion, reporting a growth of 32.4% year on year. Adjusted EBITDA margin expanded 210 basis points year on year to 30.8% during the quarter. Content cost came in at 36.1% of revenue as compared to 37.0% of revenue a year ago.

The Company reported profit after tax for the first time since its inception of INR 27 million during the first quarter of fiscal 2017. This compares to a net loss of INR 244 million during the first quarter of fiscal 2016.

The Company added 0.60 million gross subscribers and 0.43 million net subscribers during the first quarter of fiscal 2017. Net subscribers totaled 12.29 million as of June 30, 2016. Churn came in at 0.49% per month for the quarter as compared to 0.46% per month during the same quarter last year. ARPU grew by 6.8% year on year to INR 219.

Subscriber acquisition costs in the form of hardware subsidies were INR 1,872 per subscriber.

The Company had term loans of INR 21.87 billion and total cash and short term investments of INR 6.12 billion as of June 30, 2016. The Company repaid term loans amounting to INR 3.87 billion in the current fiscal year. With this, the Company has reduced total term loans by over INR 13 billion since its IPO.

Conference Call: Dial-in Details

The results conference call time and details are provided below.

	Call #1	Call #2
Date	July 26, 2016	July 26, 2016

Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 6746 8376 / +91 22 3960 0752	+91 22 6746 8376 / +91 22 3960 0752
Hong Kong	800 964 448 / +852 3018 6877	800 964 448 / +852 3018 6877
Singapore	800 101 2045 / +65 3157 5746	800 101 2045 / +65 3157 5746
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
India	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
USA	1855 4360 715 / 1863 9490 105	1855 4360 715 / 1863 9490 105
Playback ID	76076	03597

[1]	We calculate free cash flow as Adjusted EBITDA less capital expenditure and net interest expense, as increased by other income. Free cash flow is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as cash flow from operating activities. Free cash flow should not be considered in isolation and is not a measure of our financial performance or liquidity under IFRS and should not be considered as an alternative to cash flow from operating, investing or financing activities or any other measure of our liquidity derived in accordance with IFRS. Free cash flow does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of our results of operations. Free cash flow as defined herein may not be comparable to other similarly titled measures used by other companies.
[2]	We calculate EBITDA by calculating profit or loss after tax as increased by income tax expense, net finance costs, depreciation, amortization and impairment and reduced by other income. Adjusted EBITDA is EBITDA adjusted for the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period which amounted to INR 117.77 million for the fiscal year 2016, INR 29.45 million for the fourth quarter of fiscal year 2016 and INR 21.01 million for the first quarter of fiscal year 2017. Adjusted EBITDA presented in this earnings release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded when calculating Adjusted EBITDA. We believe that Adjusted EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
[3]	Net subscriber means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.
[4]	Average Revenue Per User (“ARPU”) is calculated by dividing our subscription and activation revenue by the average of our net subscribers for the period. Subscription and activation charges are considered on a gross basis without netting off the recharge margins or discounts provided to the distributors.
[5]	Gross subscribers means total registered subscribers.
[6]	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers.

Forward looking statements

This earnings release may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this earnings release is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this earnings release.

Q1 FY17 financial results are available on the SEC web site and company web site www.ir.videocond2h.com

Investor relations contact:

Nupur Agarwal nupur.agarwal@d2h.com +91-22-4255-5000	Dana Diver TeamVideocond2h@taylor-rafferty.com +1-212-889-4350

Videocon d2h Limited

I Earning Release for the quarter ended June 30, 2016

	INR in million
	For the quarter ended (Unaudited)				Year Ended (Audited)
Particulars	June 30, 2016		March 31, 2016	June 30, 2015	March 31, 2016

INCOME
Revenue from operations	8,185.07		7,715.08	6,627.82	28,558.62

	8,185.07		7,715.08	6,627.82	28,558.62

EXPENSE
Operating expense	4,546.90		4,414.47	3,790.71	16,492.80
Employee benefits expense	322.31		291.28	308.61	1,207.31
Administration and other expenses	178.18		183.46	145.79	704.51
Selling and distribution expenses	639.90		663.89	509.15	2,258.84
Depreciation, amortization and impairment	1,710.57		1,664.64	1,427.02	6,088.42

Total Expenses	7,397.86		7,217.74	6,181.28	26,751.88

Profit / (Loss) from operations	787.21		497.34	446.54	1,806.74
Finance (costs) / Finance Income (Net)	(758.56)		(778.13)	(765.20)	(3,142.83)
Other Income	9.37		9.23	12.05	36.64

Profit / (loss) before tax	38.02		(271.56)	(306.61)	(1,299.45)

Income tax expense
Current tax	—		—	—	—
Deferred tax charge / (credit)	11.42		(59.79)	(62.67)	(377.40)

Profit / (Loss) after tax	26.60		(211.77)	(243.94)	(922.05)

Basic earning per share in INR (Not annualized)*	0.06	*	(0.51)*	(0.59)*	(2.21)
Diluted earning per share in INR (Not annualized)*	0.06	*	(0.51)*	(0.59)*	(2.21)

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

INR in million
	For the quarter ended (Unaudited)			Year Ended (Audited)
Particulars	June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016
Profit / (Loss) after tax	26.60	(211.77)	(243.94)	(922.05)
Income tax expense	11.42	(59.79)	(62.67)	(377.40)

Profit / (Loss) before tax	38.02	(271.56)	(306.61)	(1,299.45)
Finance costs / Finance Income (Net)	758.56	778.13	765.20	3,142.83
Other Income	(9.37)	(9.23)	(12.05)	(36.64)

Profit / (Loss) from operations	787.21	497.34	446.54	1,806.74
Depreciation, amortization and impairment	1,710.57	1,664.64	1,427.02	6,088.42

Earning before interest, tax and depreciation & amortization (EBITDA)[1]	2,497.78	2,161.98	1,873.56	7,895.16
Employee Share based compensation cost (ESOP 2014)	21.01	29.45	29.44	117.77
Adjusted Earning before interest, tax and depreciation & amortization (Adjusted EBITDA)[2]	2,518.79	2,191.43	1,903.00	8,012.93

[1]	EBITDA presented in this earning release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA. We believe that EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
[2]	Adjusted EBITDA is calculated after impact of ESOP Plan 2014 in quarter ended June 2016, March 2016 and June 2015 and the year ended March 2016

II Key Matrix

		For the quarter ended (Unaudited)			Year Ended (Audited)
A	Particulars	June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016
	Gross Subscriber Base (million)	16.34	15.74	13.70	15.74
	Net Subscriber Base (million)	12.29	11.86	10.64	11.86
	Churn per month (%)	0.49%	0.58%	0.46%	0.73%
	ARPU (INR)	219	214	205	207
	Content as % of Revenue	36.1%	37.5%	37.0%	37.8%

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